Exhibit 21.1

Subsidiaries of Presidio, Inc.

Name	Jurisdiction of Incorporation

Presidio Holdings Inc.	Delaware

Presidio IS LLC	Delaware

Presidio LLC	Georgia

Presidio Capital Funding LLC	Delaware

Presidio Networked Solutions LLC	Florida

Presidio Technology Capital, LLC	Georgia

Presidio Networked Solutions Group, LLC	Delaware

3rd Ave. Creative Marketing & Branding LLC	Delaware